March 20, 2013

Via Overnight Courier and Edgar

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 29, 2012

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Filed February 8, 2013

File No. 0-50924

Dear Mr. O’Brien:

Beacon Roofing Supply, Inc. (“Beacon” or the “Company”) respectfully submits these responses to your February 26, 2013 letter respecting Beacon’s Form 10-K for the Fiscal Year Ended September 30, 2012 and Form 10-Q for the Quarter Ended December 31, 2012. Each of our responses follows a reproduction of your corresponding comment. This letter also has been filed with the Securities and Exchange Commission (“Commission”) as correspondence through EDGAR.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 17

Results of operations, page 19

1.	Please confirm to us that in future filings you will quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through contributed to the increase or decrease in net sales, gross profit margin, and income from operations. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please also confirm to us that you will quantify the impact of other factors you identified that contributed to fluctuations in the line items impacting earnings (e.g., acquisitions, number of business days during the fiscal year, changes in product mix). Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Mr. Welker

Beacon Roofing Supply, Inc.
March 20, 2013

Response: The Company will continue to quantify, in future filings, the impact of the requested factors, when material, in accordance with Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification. We believe we have complied with these disclosure requirements for the reasons set forth below; however, in the future we will enhance the disclosures in the circumstances indicated below:

•	The Company estimates and discusses the impact of inflation or deflation on our sales and gross profit by looking at changes in our average selling prices and gross margins. We report the specific impact on sales, gross profit and net income when material, which we have done in the past. If the impact of inflation or deflation is not material, we will still continue to report the trends in pricing by product line and the estimated impact on sales and gross margin for the periods presented. For example, on page 20 of our Form 10-K, we disclosed: “In 2012, we have estimated the impact of inflation or deflation on our sales and gross profit by looking at changes in our average selling prices and gross margins (discussed below). Average selling prices were up overall 3-4% in 2012 compared to 2011, with price increases of non-residential products at 8-9%. Residential roofing product prices were up slightly at 1%, while complementary product prices were up 3-4%.” With regard to raw material inflation, as set forth on page 44 of our Form 10-K and discussed further in our response to your comment #2 below, Beacon carries finished goods (with an immaterial amount of raw materials, typically less than 1% of our total inventory cost).
•	The Company sells up to 11,000 different SKUs, many with different units of measure, and offers many different price points for our products. The Company’s product mix is extensive and constantly changing. Due to these factors and limitations within our systems, it is not possible for the Company to quantify the impact of increases/decreases in units sold to sales, gross profit margins and income from operations. However, the Company will continue to report the impact of average price changes as described above, as well as sales by product line, both in total and in existing markets (please reference page 20 of our Form 10-K), in order for the reader to better understand the trends within our distribution business. For example, we refer to these disclosures in our filings to help articulate changes in our gross profit margins.
•	The Company will continue to report sales, gross profit and operating income or loss from acquired markets separate from existing markets for the periods presented (please reference page 19-23 of our Form 10-K and page 14-15 of our Form 10-Q) in order for the reader to better understand the impact of acquisitions. Acquired branches are excluded from existing markets and internal growth measures until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period.
•	There is no accurate method to determine the impact on gross profit or earnings due to the change in business days. On page 20 of the Company’s Form 10-K, we reported the estimated annual impact of a change in the number of business days during a fiscal year on the percentage changes in sales by product line in existing markets, and on page 14 of our Form 10-Q we reported the overall estimated impact of a change in the number of quarterly business days on the total percentage change in existing markets. The method used by the Company for such estimates is a basic extrapolation of an average business day’s sales volume for the respective period and is not meant to reflect an exact sales measure. There is also uncertainty regarding whether or not our contractor customers will order the same amount of product regardless of the number of business days in order to complete their required work during each period. For these reasons, we believe it would be speculative to report any such impact beyond the current estimated sales disclosure. However, in response to the staff’s comment, we also will report in our future Form 10-Q filings the estimated impact of a change in the number of business days on the percentage changes in quarterly sales by product line in existing markets as we currently report annually in our Form 10-K.

Mr. Welker

Beacon Roofing Supply, Inc.
March 20, 2013

•	With regard to product mix, the Company reports sales by product line, both in total and in existing markets, in order for the reader to better understand the sales trends within our distribution business as mentioned above. The Company operates over 200 branches that distribute thousands of SKUs and the associated costs and operating expenses are comingled and not broken out by SKU. The Company does not have the systems to track specifically these costs and expenses to the product level, so we are unable to quantify with any precision the impact on earnings from changes in our product mix.
•	In future filings, the above disclosures will be supplemented by additional information that would serve to quantify the extent to which any other factors significantly impact the increase or decrease in sales, gross profit and operating profit or loss in our existing and acquired markets. These reported factors will likely change from time to time depending on their significance.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Consolidated Balance Sheets, page 2

2.	In future interim reports, please disclose the components of your inventories balance for each period presented either in the footnotes or within MD&A, considering the significance to total current assets and your operating cash flows.

Response: The Company purchases finished goods from many manufacturers and distributes those finished products to our contractor customers, therefore we have only one reportable category of inventory: finished goods. The Company will continue to disclose that fact in accordance with ASC 210-10-50-1, as well as that our inventories are valued at the lower of cost or market (net realizable value) and that cost is determined using the moving weighted-average cost method. As mentioned in our response to your comment #1 above, the amount of our total inventory that could be considered raw materials is typically less than 1% of our total inventory cost.

Lastly, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Welker

Beacon Roofing Supply, Inc.

March 20, 2013

We would appreciate the opportunity to discuss any comments or questions you have in advance of any written response the staff may intend to provide in response to our letter. If there is a need for any additional information or clarification, please contact me at 978-535-7668.

Respectfully submitted,

/s/ Rick C. Welker

Rick C. Welker

Vice President and Chief Accounting Officer, Acting CFO